Exhibit 99.3

F. Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, Maryland 21201

March 13, 2023

To MarketWise Shareholders:

I’m sure there is a company whose performance has been more disappointing than ours, but not many.

Since January 20th I have been asking the entire board of directors (except Van Simmons) to resign. I thought it wise and beneficial for all shareholders to return the stewardship of the company to its shareholders through a special shareholders meeting where we could have an open discussion about how to fix what is awful.

My reasons for seeking to put a new board in place are simple: the company’s results have been horrific. None of the outside directors has any experience, of any kind, with a company in this industry. To boot, the two employee directors have never run a business, not even one of ours. They are all completely incompetent.

Have they cut overhead to match the much lower revenue run rate? No. Did they get to work re-signing our most critical employees to ensure there wasn’t a “rats leaving the ship” moment? No. Did they address in a meaningful way any of the leadership challenges we face, like replacing the General Counsel or the CFO? No. Their complete inaction over the past 90 days leaves the company in a very bad position. By not replacing the CFO in a timely fashion, it is likely impossible for the company to file its 10K on time or even to report earnings for last year’s 4th quarter.

How about the products at Stansberry Research that have been built under their watch? Well, there’s 10x Investor. But 10x what? Maybe 10x negative 12.2%? That’s its average negative annual return on this Report Card. Those results, along with its horrific 30% win rate translate into a disaster for our customers.

Matt McCall’s MegaTrend Investor has a win rate of 5% — that is, 95% of the time investors taking his advice lost money. His annualized return was just shy of negative 60%. Virtually every investment he recommended lost almost all of the investors’ money. Did any of you see his flying car promo? McCall thought that flying cars were such a good idea for investors that he led a promotion with the idea. What happens when you lose money for your readers 70% of the time? They cancel and they never buy from you again.

Here’s what our company used to be and can be again if we get back to business. We still have Venture Technology led by the single greatest technology analyst in the United States, David Lashmet. Lashmet was the very first employee I hired at the company. Half of his recommendations over the last five years show a profit, for a combined (winners & losers) annualized gain of over 20%. That is an unworldly accomplishment given the challenging market over the last 18 months. (If only I could have owned Dave’s Venture portfolio instead of our company’s stock since this team has been running things.)

We still have Extreme Value with Dan Ferris. I brought in Dan in 2002 — over 20 years ago. It has an incredible track record of helping investors make safe returns in deep value stocks. Over the last five years, most of its recommendations made money and his average annual return (8.4%) is respectable given the conservative approach it employs.

And my personal pride and joy — Stansberry’s Credit Opportunities. I was the first financial newsletter publisher to launch a high-quality distressed credit research product. The last five years were a terrible period in the bond market (rates soared last year, sending bond prices tumbling), but its closed positions show an 82% win rate and annualized return of 12.4%, which beats the stock market for the period. Making more money in bonds than you can make in stocks is quite an accomplishment.

And our flagship product? My old newsletter Stansberry’s Investment Advisory? Fortunately, it is still in the capable hands of Alan Gula and Bryan Beach, two brilliant analysts I personally recruited to take over the letter when I retired. Most of its recommendations made money over the past 5 years and the combined results show an annualized return of 16.7%, nearly double the benchmark’s return.

In fact, you’ll notice something interesting about the programs I built here. They all provide tremendous value for the subscribers. They do what they promise to do. Customers know my name — our brand — and they rely on it. Our Total Portfolio product, for example, which builds out an entire portfolio of stocks (usually 20-25 names) and draws from all of our publications, shows a total return of 57.7% over the last five years, compared to 45.8% for the S&P 500. That’s world class investing.

For shareholders who would like to see the company serve its owners, I’ve put forward a slate of three terrific new directors.

Matt Smith is the former CEO of the company (2012-2015). I recruited Matt because of his experience in online businesses and his knowledge of the newsletter industry. He was the executive most responsible for the build-out of our best-in-class technology stack. He also built our accounting department — and back then our accountants actually did their work on time and didn’t quit after taking millions in unearned compensation. He’s a thorough executive and knows our business inside and out, including virtually all of the senior staff. He’ll actually do the kind of oversight this board can’t be bothered with.

Glenn Tongue is a financial expert and has been an asset manager for decades. He’s familiar with our products and knows what investors want and need from our company. He’s also a former partner and a close friend to one of our most important writers, which will give the board a lot more insight into what our company’s key assets need from management.

And finally, Chad Curlett. He’s a successful attorney – I know because he represents me in many matters. He’s followed all of this board’s shenanigans for the last year and has a working knowledge of the company’s challenges and he will do his best to make sure that we stop making dumb strategic decisions.

I look forward to communicating with my fellow shareholders in the coming weeks concerning these three highly qualified nominees.

Sincerely,

Porter Stansberry
Founder, MarketWise Inc.

Additional Information:

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION.  SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Participant Information

The following persons may be deemed to be participants: F. Porter Stansberry, Matthew Smith, Glenn Tongue, and Charles N. Curlett, Jr.  Certain of these persons hold direct or indirect interests as follows:  Mr. Stansberry is the beneficial owner of 67,665,228 shares of Class A Common Stock of MarketWise, as described in Item 5 of the Schedule 13D filed by Mr. Stansberry on January 20, 2023; Mr. Smith is the beneficial owner of 24,031 Class A Common Stock of MarketWise; and Mr. Tongue owns 5,991 Class A Common Stock of MarketWise.